Exhibit 99.3

Almonty Announces Delivery of Shareholder Meeting Materials to Vote on Proposed Currency Amendment for Convertible Equity Securities

Proposed Amendment to Change Currency of Exercise Price of Certain Share Purchase Warrants and CDI Options to Eliminate Accounting Distortions

TORONTO – September 8, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (OTCQX: ALMTF) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, is pleased to announce that it has commenced mailing of its management information circular (the “Circular”) and related proxy materials (collectively, the “Meeting Materials”) to holders of its common shares (“Common Shares”, and the holders thereof, “Shareholders”) in connection with the special meeting of shareholders to be held in the North Boardroom at the offices of Suite 300 – 1055 W. Hastings Street, Vancouver, British Columbia on Monday, September 29, 2025, at 10:00 a.m. (Vancouver time) (the “Special Meeting”).

Special Meeting Overview

At the Special Meeting, Shareholders will be asked to approve the amendment of the currency in which an aggregate of 1,481,480 outstanding warrants exercisable for an equal number of Common Shares (the “Warrants”) and 6,558,336 options exercisable for an equal number of CHESS Depositary Interests representing Common Shares (the “CDI Options”) are exercisable. The Warrants are currently exercisable at prices quoted in United States dollars, and the CDI Options are currently exercisable at prices quoted in Australian dollars. The proposed amendments would change the currency in which the Warrants and CDI Options are exercisable to Canadian dollars (the “Proposed Currency Amendments”). Based on current exchange rates, it is not expected that the Proposed Currency Amendments will result in any effective decrease in the exercise price of the Warrants, and it is expected that any effective change in the exercise price of the CDI Options, if any, will be de minimis. Other than the Proposed Currency Amendment, all other terms and conditions of the Warrants and CDI Options would remain unchanged.

Amendment Rationale

The rationale for the Proposed Currency Amendments is to eliminate certain accounting distortions that result from the Warrants and CDI Options being exercisable in currencies other than the Canadian dollar, which is the Company’s functional currency. As disclosed in detail in the Circular, because the Warrants and CDI Options are not exercisable in Canadian dollars, they cannot be classified as equity and must instead be accounted for as derivative financial liabilities. As a result, the Warrants and CDI Options must be recorded at their fair value at each balance sheet date, which results in a non-cash loss being recognized in the Company’s profit or loss when the trading price of the Common Shares increases. The Company is concerned that such accounting distortions, and the reported non-cash loss resulting therefrom, may result in confusion regarding the Company’s profit or loss in each reporting period.

The trading price of the Common Shares (per Common Share, on a post-consolidation basis) increased from C$1.37 at December 31, 2024 to C$6.72 at June 30, 2025. As a result, the Company was required to recognize a non-cash loss of C$63,894,000 for the six months ended June 30, 2025. The Proposed Currency Amendments would permit the Warrants and CDI Options to be recognized as equity rather than derivative financial liabilities, which would eliminate non-cash distortions such as this and ensure the Company’s financial statements are more reflective of the Company’s business operations going forward.

Further information regarding the Proposed Currency Amendments, the text of the resolutions to be considered at the Special Meeting, voting procedures and other relevant information can be found in the Meeting Materials, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at https://almonty.com/investors/annual-meetings/.

About Almonty

Almonty is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Additional Shareholder Resources and Disclosures

As of the date hereof, the Common Shares and CDIs underlying the Warrants and CDI Options, if issued, would represent 3.50% of the issued and outstanding Common Shares (including those represented by CDIs).

740,740 of the Warrants are held by Daniel D’Amato, a member of the board of directors of the Company. The amendment of the Warrants held by Daniel D’Amato, who is a “related party” of the Company, may therefore be considered a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The proposed amendment to the Warrants, however, is not subject to the formal valuation requirements under MI 61-101, and the Company is relying on the exemption from the minority shareholder approval requirement provided under section 5.7(1)(a) of MI 61-101 on the basis that neither the fair market value of, nor the fair market value of the consideration for, the amendment of the Warrants insofar as it involves “interested parties” (which in this case is only Daniel D’Amato) exceeds 25% of the Company’s market capitalization.

Pursuant to Section 608(a) of the TSX Company Manual and ASX Listing Rule 6.23.4, the Proposed Currency Amendments require disinterested Shareholder approval because the Warrants and CDI Options are “in the money” based on the current trading price of the Common Shares and because a portion of the Warrants are held by an insider of the Company. Accordingly, any votes cast at the Special Meeting by the holders of the Warrants and CDI Options or their respective associates will be excluded with respect to the approval of the Proposed Currency Amendments.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the timing and location of the Special Meeting and the business to be conducted thereat, the accounting impact of the Proposed Currency Amendments, and the impact of the Proposed Currency Amendments on the exercise price of the Warrants and CDI Options, including the effective exercise price at the time such securities are exercised if at all.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the achievement of any conditions to the Proposed Currency Amendments and the absence of any material change in applicable exchange rates.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 20, 2025 and the Management Discussion and Analysis for the three and six months ended June 30, 2025; the possibility that required approvals for or conditions to the Proposed Currency Amendments will not be received or satisfied on a timely basis or at all; and the possibility that changes in applicable interest rates at the time the Proposed Currency Amendments become effective could result in the Proposed Currency Amendments resulting in an effective reduction in the exercise price of the Warrants or CDI Options.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.